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Exhibit 21—Listing of Subsidiaries of MCT

Subsidiary	State/Country of Incorporation	Owner
MCT International, Inc.	Minnesota	100% MCT
MCT Asia Pte. Ltd.	Singapore	100% MCT International
MCT Asia (Penang) Sdn. Bhd.	Malaysia	100% MCT International
MCT (HK) Limited	Hong Kong	100% MCT International
Aseco Corporation	Deleware	100% MCT
Aseco Investment Corporation	Massachusetts	100% Aseco
Aseco International Sales Corporation	Barbados	100% Aseco
Aseco International, Inc.	Delaware	100% Aseco
Aseco (Malaysia) Sdn. Bhd.	Malaysia	100% Aseco
Western Equipment Developments (Holdings) Ltd.	England	100% Aseco
Western Equipment Developments Ltd.	England	100% Western Equipment Developments Ltd.
Aseco (Singapore) Pte. Ltd.	Singapore	100% Aseco International
Aseco Branch, Inc.	Delaware	100% Aseco International

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Exhibit 21—Listing of Subsidiaries of MCT